January 24, 2017

VIA EDGAR

David Lin
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Community Bank System, Inc. Registration Statement on Form S-4 Filed December 8, 2016 File No. 333-214961

Dear Mr. Lin:

On behalf of Community Bank System, Inc. (“Community”), this letter responds to your letter, dated January 4, 2017 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

Each response of Community is set forth in ordinary type beneath the corresponding comment of the Staff contained in the Comment Letter, which appears in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We have provided under separate cover for your convenience a marked copy of Amendment No. 1 to the Registration Statement, which is being filed today by electronic submission.

Prospectus Cover Page

1.	Please disclose the number of shares you expect to issue to former Merchants Bancshares shareholders. Please also disclose that the merger is subject to a floor price and a related termination right, as described on pages 6 and 79.

We acknowledge the Staff’s comment and have revised the disclosure on the prospectus cover page to include the suggested language.

Representations and Warranties, page 76

2.	We note your statement that the representations and warranties of each of Merchants and Community Bank System in the merger agreement have been made “solely for the benefit of the other party . . . .” Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

We acknowledge the Staff’s comment and have revised the disclosure on page 76 of the Registration Statement related to the representations and warranties in the merger agreement to remove the statements that implied that the representations and warranties contained in the merger agreement do not constitute disclosure under the federal securities laws and to clarify that Community will provide additional disclosure in its public reports to the extent it becomes aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by federal securities laws.

Exhibit 8.1 – Opinion of Goodwin Procter LLP

3.	To the extent that counsel intends to provide a short form opinion, then please have counsel revise Exhibit 8.1 to state that the discussion in the prospectus under “Material Federal U.S. Income Tax Consequences of the Merger” is counsel’s opinion. Also please revise your disclosure at bottom of page 54 to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the statement that the “parties intend for the Merger to qualify as a ‘reorganization’ .. . .” ) and state clearly that the disclosure in the tax consequences section is counsel’s opinion. Otherwise, if the opinion is intended to be provided in long form, then have counsel revise its opinion to include all material tax consequences of the merger transaction. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Counsel intends to provide a short form opinion. Exhibit 8.1 and the prospectus have been revised in response to the Staff’s comment. Please see pages ix, 8, 20 and 55 of the prospectus.

4.	Please have counsel revise paragraph three on page one to remove the assumption regarding qualification as a merger under Delaware law, as it is inappropriate to assume any legal conclusion underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Exhibit 8.1 has been revised in response to the Staff’s comment.

5.	We note the statement in the last paragraph that the opinion is being provided to Merchants and “may not be relied upon by any other person or entity . . . .” Please have counsel revise to remove any implication that shareholders cannot rely upon the tax opinion. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Exhibit 8.1 has been revised in response to the Staff’s comment.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 504-6889.

Sincerely,

/s/ Andrew P. Alin

Andrew P. Alin

Partner